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INC.UBATOR CAPITAL, INC.
(formerly Shanecy, Inc.)
(A Development Stage Enterprise)

Earnings per share calculation schedule

Net income (loss) per share ("EPS") is computed using the weighted average number of common shares outstanding during the year. Diluted EPS includes common share equivalents (unless anti-dilutive) which would arise from the exercise of share options and conversion of other convertible securities, and is adjusted, if applicable, for the effect on net income (loss) of such transactions.

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For the fiscal year ended March 31, 2000:
Weighted average shares outstanding during the period                         13,272,616
Loss for the period                                                           (1,062,077)
Basic and diluted loss per share                                                   (0.08)

For the fiscal year ended March 31, 1999:
Weighted average shares outstanding during the period                          9,990,000
Loss for the period                                                               (3,578)
Basic and diluted loss per share                                                   (0.00)

For the period from incorporation on May 31, 1994 to March 31, 2000:
Weighted average shares outstanding during the period                          8,611,764
Loss for the period                                                           (1,065,855)
Basic and diluted loss per share                                                   (0.12)
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All of the Company's common shares issuable upon the exercise of stock options or on the conversion of securities were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.